UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 (Title of Class of Securities)

00856G109

(CUSIP Number)

Kevin Schwartz

PSP AGFS Holdings, L.P.

c/o Paine Schwartz Partners, LLC 475 Fifth Avenue, 17th Floor New York, New York 10017

(212) 379-7200

With a copy to:

Corey D. Fox, P.C.

Ross M. Leff, P.C.

Maggie D. Flores

Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00856G109	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PSP AGFS Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,982,720*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,982,720*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,982,720*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.05%**
14	TYPE OF REPORTING PERSON PN

*         Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 145,046 shares of Series B Convertible Preferred Stock of the Issuer held by PSP AGFS Holdings.

**       Based on 53,043,851 shares of common stock outstanding as of October 26, 2022 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2022), plus the number of shares of common stock issuable upon the conversion of the 145,046 shares of Series B Convertible Preferred Stock.

CUSIP No. 00856G109	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paine Schwartz Food Chain Fund V GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,982,720*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,982,720*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,982,720*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.05%**
14	TYPE OF REPORTING PERSON PN

*         Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 145,046 shares of Series B Convertible Preferred Stock of the Issuer held by PSP AGFS Holdings.

**       Based on 53,043,851 shares of common stock outstanding as of October 26, 2022 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2022), plus the number of shares of common stock issuable upon the conversion of the 145,046 shares of Series B Convertible Preferred Stock.

CUSIP No. 00856G109	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paine Schwartz Food Chain Fund V GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,982,720*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,982,720*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,982,720*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.05%**
14	TYPE OF REPORTING PERSON OO

*         Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 145,046 shares of Series B Convertible Preferred Stock of the Issuer held by PSP AGFS Holdings.

**       Based on 53,043,851 shares of common stock outstanding as of October 26, 2022 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2022), plus the number of shares of common stock issuable upon the conversion of the 145,046 shares of Series B Convertible Preferred Stock.

CUSIP No. 00856G109	Page 5 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2020, as amended by Amendment No. 1 filed with the SEC on November 3, 2020 and Amendment No. 2 filed with the SEC on October 27, 2022 (the “Schedule 13D”), with respect to the Common Stock, par value $0.0001 per share of AgroFresh Solutions, Inc., a Delaware corporation (the “Issuer” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Statement is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented to include the following information:

Merger Agreement

On November 21, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Project Cloud Holdings, LLC (“Parent”), Project Cloud Merger Sub, Inc. (“Merger Sub”) and the Company. Parent and Merger Sub are affiliates of investment funds managed by Paine Schwartz Partners, LLC (“Paine Schwartz”) and are affiliates of the Reporting Persons. Upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”). As a result of the Merger, the Company will cease to be a publicly traded company, and investment funds managed by Paine Schwartz will become the indirect owner of all the Company’s outstanding capital stock.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger, (x) each share of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $3.00 in cash per share, without interest (collectively, the “Merger Consideration”) and (y) the share of the Company’s Series A preferred stock, par value $0.0001 per share (“Series A Share”), issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $3.00 in cash per share, without interest. Such conversion of Shares and the Series A Share is subject to certain exceptions, including, as applicable, for (i) Shares owned by stockholders of the Company who did not vote in favor of the Merger Agreement and have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, (ii) Shares owned by the Company and not held on behalf of third parties and (iii) Shares owned by Parent or Merger Sub.

Pursuant to the Merger Agreement, at the Effective Time, and as a result of the Merger, each share of Series B preferred stock, par value $0.0001 per share, of the Company (“Series B Shares”) will be (x) converted into one share of Series B convertible preferred stock, par value $0.0001 per share, of the Surviving Corporation or (y) if so elected by Parent and, in addition to the amount required to fund the Merger Consideration, Parent has secured additional financing sufficient to (i) pay the Change of Control Redemption Price (as defined in the Certificate of Designation of Series B Convertible Preferred Stock of the Company) and (ii) repay all indebtedness for borrowed money of the Company that becomes due and payable as a result of the Merger, converted into the right to receive an amount in cash equal to the Change of Control Redemption Price.

Pursuant to the Merger Agreement, at the Effective Time:

(i)	each outstanding Company stock option and Company stock appreciation right, in each case, will be cancelled and converted into the right to receive an amount in cash (without interest and less applicable Tax withholdings) equal to the product of (x) the number of Shares subject to such option or right, as applicable, immediately prior to the Effective Time and (y) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such option or the base price per Share of such right, as applicable;

(ii)	each outstanding Company stock option and Company stock appreciation right, in each case, for which the exercise price per Share or the base price per Share, as applicable, is equal to or greater than the Merger Consideration shall be cancelled without payment of any consideration;

(iii)	each outstanding Company restricted stock unit and each outstanding Company phantom stock unit will be cancelled and converted into the right to receive (without interest and less applicable Tax withholdings) a payment in cash in an amount equal to (x) the number of Shares or phantom Shares subject to such restricted stock unit or phantom stock unit, as applicable, multiplied by (y) the Merger Consideration;

(iv)	each outstanding unvested Company restricted share shall be cancelled and converted into the right to receive an amount in cash equal to the Merger Consideration, less applicable Tax withholdings;

(v)	the number of performance based restricted stock units and performance based phantom stock units, as applicable, earned with respect to each outstanding Company performance stock unit and phantom performance stock unit, in each case, granted in 2020 (the “2020 Company Performance Awards”), shall be determined based on actual performance through the end of the performance period applicable to such 2020 Company Performance Awards and paid in accordance with the terms of the applicable award agreement; provided, however, that (x) performance in respect of the total shareholder return metric shall be determined using a per share price equal to the Merger Consideration and (y) if the Effective Time occurs before payment has occurred with respect to the 2020 Company Performance Awards, at the Effective Time, each then outstanding 2020 Company Performance Award shall be cancelled and converted into the right to receive an amount in cash (without interest and less applicable Tax withholdings), equal to (A) the number of performance-based restricted stock units or the number of performance-based phantom stock units, as applicable, earned under the terms of the applicable 2020 Company Performance Award, multiplied by (B) the Merger Consideration; and

(vi)	each outstanding Company performance stock unit and phantom performance stock unit, in each case, granted in 2021 or 2022 (the “Post-2020 Company Performance Awards”), shall be cancelled and converted into the contractual right to receive a cash payment (without interest and less applicable Tax withholdings) in an amount equal to (A) the “target” number of performance-based restricted stock units or the “target” number of performance-based phantom stock units, as applicable, awarded pursuant to the terms of the applicable Post-2020 Company Performance Award (without proration for any portion of the performance period that has not yet been completed), multiplied by (B) the Merger Consideration.

A special committee (the “Special Committee”) of the board of directors of the Company (the “Board”), consisting solely of non-management independent members of the Board not affiliated with Paine Schwartz, has unanimously recommended that the Board approve and authorize the Merger Agreement and the Merger and recommend that the Company stockholders vote to adopt and approve the Merger Agreement, and the Board, acting on the Special Committee’s recommendation, resolved by the unanimous vote of the members of the Board present at the meeting to recommend that the stockholders of the Company vote to adopt and approve the Merger Agreement and the consummation of the transactions contemplated thereby.

Assuming satisfaction or waiver (to the extent permitted) of the conditions set forth in the Merger Agreement, the Reporting Persons currently expect the transactions contemplated thereby to close in the first quarter of 2023.

The stockholders of the Company will be asked to vote on the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby at a meeting of the Company’s stockholders. The Merger is subject to certain closing conditions, including:

•	the approval by holders of a majority of the aggregate voting power of (i) the outstanding Shares (including those held by Paine Schwartz and its affiliates) and the outstanding Series B Shares, voting together as a single class, and (ii) the outstanding Shares held by stockholders who are not affiliated with Paine Schwartz, members of the Board, certain officers of the Company, or any of their respective associates or members of their immediate family (clauses (i) and (ii), the “Requisite Stockholder Approvals”);

•	the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	the absence of an injunction or law restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Merger;

•	subject to customary materiality qualifiers, the accuracy of the representations and warranties contained in the Merger Agreement, including the representation that the Company has not suffered a “Material Adverse Effect” (as defined in the Merger Agreement) between December 31, 2021 and the date of the Merger Agreement;

•	material performance by the parties of their respective covenants covenants under the Merger Agreement; and

•	there having been no “Material Adverse Effect” (as defined in the Merger Agreement) since the date of the Merger Agreement that is continuing.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by the Company to use its reasonable best efforts to conduct its business in the ordinary course between execution of the Merger Agreement and the Effective Time, not to engage in certain kinds of transactions (including paying dividends) during such period and to convene a meeting of the Company’s stockholders to consider and vote upon the adoption and approval of the Merger Agreement. Additionally, the Company is bound by a covenant not to initiate, solicit, propose, knowingly induce, knowingly encourage, knowingly assist or knowingly facilitate any competing acquisition proposals. However, at any time before receiving the Requisite Stockholder Approvals, if the Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited competing acquisition proposal is or is reasonably likely to result in a “Superior Proposal” (as defined in the Merger Agreement), then the Company is permitted to engage in discussions or negotiations with the third party with respect to such third party’s unsolicited competing acquisition proposal, subject to certain requirements set forth in the Merger Agreement. If, prior to receiving the Requisite Stockholder Approvals, the Company receives an unsolicited competing acquisition proposal that the Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith to be a Superior Proposal, after consultation with its financial advisors and outside legal counsel, and that the failure to terminate the Merger Agreement or change its recommendation that the Company’s stockholders vote in favor of the Merger would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law, the Board (acting on the recommendation of the Special Committee) or the Special Committee may terminate the Merger Agreement and enter into an agreement providing for such competing acquisition proposal or change its recommendation that the Company’s stockholders vote in favor of the Merger, subject in each case to the Company fulfilling certain requirements before taking such action.

Prior to the receipt of the Requisite Stockholder Approvals, the Board (acting on the recommendation of the Special Committee) or the Special Committee may also change its recommendation that the Company’s stockholders vote in favor of the Merger in response to an “Intervening Event” (as defined in the Merger Agreement), if the Board (acting on the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable law, subject in each case to the Company fulfilling certain requirements before taking such action.

The Merger Agreement may be terminated by mutual written consent of the Company and Parent. Either party may terminate the Merger Agreement if:

•	the Merger has not been consummated on or before 180 days after November 21, 2022 (the “Outside Date”), provided, however, that, such right to terminate the Merger Agreement shall not be available to any party whose material breach or failure to comply in any material respect with its obligations under the Merger Agreement was the primary cause of, or primarily resulted in, the failure of the Closing to occur on or prior to such date;

•	the Requisite Stockholder Approvals are not obtained if a vote has been taken thereon at a meeting of the Company’s stockholders or any postponement, recess or adjournment thereof taken in accordance with the Merger Agreement;

•	if any court or other Governmental Authority of competent jurisdiction enacts, issues, promulgates or enters any final and non-appealable order that permanently restrains, enjoins, renders illegal or otherwise permanently prohibits the consummation of the Merger except the right to terminate shall not be available to any party whose failure to comply in any material respects with its obligations under the Merger Agreement has been the primary cause of, or has primarily resulted in, such order; or

•	if the other party materially breaches any of its representations, warranties or covenants that would cause certain closing conditions not to be satisfied, and the breach is not curable or, if curable, is not cured within the time period set forth in the Merger Agreement.

Further, subject to the terms and conditions of the Merger Agreement, prior to the receipt of the Requisite Stockholder Approvals, (x) the Company may terminate the Merger Agreement in connection with entering into an alternative acquisition agreement with respect to a Superior Proposal, and (y) Parent may terminate the Merger Agreement if the Board or Special Committee changes its recommendation that the Company’s stockholders vote in favor of the Merger and, in each case, the Company would be required to pay to Parent a termination fee of $15,000,000 in connection with such termination. In addition, any monetary damages payable by either the Company or Parent for any breach of the Merger Agreement or any document executed in connection therewith (including for any willful and material breach, but excluding fraud) cannot exceed, in the aggregate, $43,000,000 plus up to $2,500,000 of reimbursable costs of enforcement (plus, in the case of damages payable by Parent, any reimbursable costs that the Company incurs in assisting Parent in arranging debt financing).

If the Merger is consummated, the Shares will be delisted from the Nasdaq Stock Market and deregistered under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as Exhibit 6 hereto and is incorporated by reference herein.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, the Company, Paine Schwartz and certain affiliates of Paine Schwartz entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with respect to all Shares and Series B Shares owned by affiliates of Paine Schwartz, as set forth in the Voting and Support Agreement (collectively, the “Owned Shares”).

The Paine Schwartz affiliates collectively hold approximately 39% of the voting power, on an as-converted basis, of the issued and outstanding Shares, and have agreed to vote all of their Series B Shares and Shares:

•	in favor of the Merger, the adoption of the Merger Agreement, each of the other actions contemplated by the Merger Agreement or necessary or desirable in furtherance of the Merger and the other transactions contemplated by the Merger Agreement and the adjournment of any meeting of the Company’s stockholders in accordance with the Merger Agreement; and

•	against any action or agreement that would reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled.

The Voting and Support Agreement will terminate upon the earlier to occur of the Effective Time and the valid termination of the Merger Agreement in accordance with its terms.

In the event the Merger Agreement is terminated in accordance with its terms and damages become payable by any Parent Related Party (as defined in the Merger Agreement) in connection with any fraud or willful and material breach of the Merger Agreement, the Paine Schwartz affiliates have agreed that (i) the Company may use the proceeds of such damages in its sole discretion (as determined by the Special Committee), including to declare or pay any dividend on the Shares or redeem any of the Series B Shares and (ii) the Company may effectuate a refinancing of its indebtedness. The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting and Support Agreement, a copy of which is attached as Exhibit 7 hereto and is incorporated by reference herein.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, an affiliate of the Reporting Persons entered into an equity commitment letter with Parent, pursuant to which it agreed to provide an equity commitment to Parent, the aggregate proceeds of which will be sufficient for Parent and Merger Sub to fund any and all amounts required to be paid by them in connection with the Merger Agreement at the closing of the Merger including any and all related fees and expenses. The Company is a third-party beneficiary of such equity financing.

Item 6.	Contracts, Arrangements, Undertaking or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits at the end thereof:

Exhibit Number	Description of Exhibits

Exhibit 6	Agreement and Plan of Merger, dated as of November 21, 2022, by and among Project Cloud Holdings, LLC, Project Cloud Merger Sub, Inc. and AgroFresh Solutions, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Commission on November 23, 2022
Exhibit 7	Voting and Support Agreement, dated as of November 21, 2022, by and among AgroFresh Solutions, Inc., Paine Schwartz Partners, LLC, Paine Schwartz Food Chain Fund V GP, L.P., Paine Schwartz Food Chain Fund V GP, Ltd., PSP AGFS Holdings, L.P., Kevin Schwartz and, solely for purposes of Section 10(b) and Sections 12 through 23 thereof, Paine Schwartz Food Chain Fund V, L.P., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Commission on November 23, 2022

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 23, 2022

PSP AGFS Holdings, L.P.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Chief Executive Officer

Paine Schwartz Food Chain Fund V GP, L.P.

By:	Paine Schwartz Food Chain Fund V GP, Ltd.
Its: General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Director

Paine Schwartz Food Chain Fund V GP, Ltd.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Director